CONSENT OF QUALIFIED PERSON

February 27, 2013

I, Tudorel Ciuculescu, P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the Topia Mine, State of Durango, Mexico” (the Technical Report), prepared for Great Panther Silver Limited and dated February 27, 2013, and extracts from, or the summary of, the Technical Report in the press release of Great Panther Silver Limited dated January 14, 2013 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “Tudorel Ciuculescu”

Tudorel Ciuculescu, P.Geo.

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